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                          May 28, 2020

       Frank Hogan
       Senior Vice President, General Counsel and Secretary
       SILGAN HOLDINGS INC
       4 Landmark Square
       Stamford, Connecticut 06901

                                                        Re: SILGAN HOLDINGS INC
                                                            Registration
Statement on Form S-4
                                                            Filed May 26, 2020
                                                            File No. 333-238687

       Dear Mr. Hogan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Robert J. Rawn